Exhibit 99.2

ASML Reinforces Potential for Value Generation in Advanced Semiconductor Lithography with Acquisition of Brion Technologies

VELDHOVEN, the Netherlands, December 19, 2006 – ASML Holding NV (ASML) and Brion Technologies, Inc. (Brion) today announced that they have signed an agreement for ASML to acquire privately held Brion, a leading provider of semiconductor design and wafer manufacturing optimization solutions for advanced lithography.

Brion’s computational lithography technology enables semiconductor manufacturers to simulate the realized pattern of integrated circuits and to correct the mask pattern to optimize the manufacturing process and yield. Founded in 2002, Brion is a leader in the rapidly growing field of computational lithography which encompasses design verification, reticle enhancement technologies and optical proximity correction.

Subject to approval by regulatory authorities, closing is expected in the first quarter 2007. Following completion of the acquisition, Brion will continue to support its current product offering and operate as a wholly owned subsidiary of ASML.

“This combination extends significantly ASML capabilities to support the semiconductor industry as our complementary technologies can enhance further the efficiency of chip manufacturing,” said Eric Meurice, president and CEO of ASML. “Brion’s simulation technology combined with ASML’s lithography systems will generate value for customers through faster time to market, better imaging quality and higher yield in wafer manufacturing. This acquisition reinforces ASML’s growth and value potential as our customers require increasingly advanced lithography tools integrated with optimization capabilities in the race toward the newest chip designs and most advanced technology nodes.”

“Joining forces with ASML enables Brion to reinforce its technology leadership in computational lithography while increasing its reach and creating an opportunity for potentially accelerated growth for our products addressing the most advanced semiconductor nodes,” said Eric Chen, CEO of Brion. “This combination represents an unprecedented synergy of wafer manufacturing technologies with multiple areas of cooperation to make our products even more effective. We remain committed to delivering an extended suite of computational and wafer lithography solutions to our customers as we become integrated with and supported by the world’s leading semiconductor scanner manufacturer.”

ASML will pay USD 270 million (approximately EUR 203 million) in cash to acquire Brion. Other details of the transaction were not disclosed. Notwithstanding the operational results of Brion during 2007, ASML estimates non-cash acquisition accounting related charges of approximately EUR 29 million after tax in 2007. ASML also expects Brion to be cash positive in 2007.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

About Brion Technologies

Brion Technologies is the worldwide leader in computational lithography for integrated circuit Lithography-Driven Design and Manufacturing™. Brion’s Tachyon™ platform, a highly accurate and ultra-fast OPC and OPC verification system, enables a unique set of capabilities that address the interrelated challenges of design, photomask making and wafer printing for semiconductor manufacturing. Headquartered in Santa Clara, CA, Brion leads the worldwide market for optical proximity correction (OPC) verification, and is rapidly expanding in the OPC market. For further information, visit www.brion.com

Investor and Media Call

A conference call for investors and media will be hosted today by CEO Eric Meurice and CFO Peter Wennink at 15:00 PM Central European Time / 09:00 AM Eastern US time. Dial-in numbers are: in the Netherlands +31 20 531 5871 and in the US +1 706 679 0473. Access is also via ASML.com to listen to the conference call.

A presentation about this announcement is available on ASML.com

A replay of the Investor and Media Call will be available on ASML.com until January 22, 2007.

Safe Harbor

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve risks and uncertainties concerning ASML's proposed acquisition of Brion Technologies, Inc., ASML's strategic and operational plans, anticipated customer benefits, and the future performance of ASML.

Such statements are based on estimates, intentions, beliefs and assumptions. Actual events or results may differ materially from those described in this press release due to a number of risks and uncertainties. The potential risks and uncertainties include, among others, the possibility that the transaction will not close or that the closing may be delayed; the reaction of customers of ASML and Brion Technologies to the transaction; and ASML's ability to successfully integrate Brion Technologies' operations and employees. Additional factors that could affect future results include economic conditions; product demand and semiconductor equipment industry capacity; worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base); competitive products and pricing; manufacturing efficiencies; new product development; ability to enforce patents; the outcome of intellectual property litigation; availability of raw materials and critical manufacturing equipment; and the prevailing trade environment. More information about potential factors that could affect ASML's business and financial results is included in ASML’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, available at the SEC's website at www.sec.gov

ASML

Tom McGuire

Vice President Communications

corpcom@asml.com

tel: +31.40.268.5758

fax: +31.40.268.3655

ASML

Angelique Paulussen

Senior Director Corporate Communications

corpcom@asml.com

tel: +31.40.268.6572

fax: +31.40.268.3655

ASML

Craig DeYoung

Vice President Investor Relations

craig.deyoung@asml.com

tel: +1.480.383.4005

fax: +1.480.383.3976

ASML

Franki D'Hoore

Director European Investor Relations

franki.dhoore@asml.com

tel: +31.40.268.6494

fax: +31.40.268.3655

Brion Technologies

Reeka Ninomiya

Corporate Communications Manager

rninomiya@brion.com

tel: +1.408.200.0842

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